================================================================================

                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549


                                     SCHEDULE 13D
                                    (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2(a) (1)
                                 (Amendment No. 8) (2)

                                      Quipp, Inc.
                                   ----------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                       748802-10
                                    --------------
                                    (CUSIP Number)

                                     June 2, 1999
                                     ------------
                (Date of Event Which Requires Filing of this Statement)

                                  Kenneth G. Langone
                                    375 Park Avenue
                               New York, New York  10152
               --------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

         If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

2 This Amendment No. 8 amends that Schedule 13D, as amended, filed on behalf of Kenneth G. Langone, successor-in-interest to North-South Investors II, with the Securities and Exchange Commission on November 16, 1989.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================



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CUSIP Number 748802-10                                         Page 2 of 5 Pages

                                          13D


1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                  Kenneth G. Langone
------  ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)   X
------  ------------------------------------------------------------------------
3.      SEC USE ONLY
------  ------------------------------------------------------------------------
4.      SOURCE OF FUNDS                             AF
------  ------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   |_|
------  ------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America
------  ------------------------------------------------------------------------

NUMBER OF               7.      SOLE VOTING POWER
SHARES                                                       176,048 shares
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
----------------------- ------- ------------------------------------------------
                        8.      SHARED VOTING POWER                 0
----------------------- ------- ------------------------------------------------
                        9.      SOLE DISPOSITIVE POWER        176,048
----------------------- ------- ------------------------------------------------
                        10.     SHARED DISPOSITIVE POWER            0
----------------------- ------- ------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              176,048
------  ------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                       |_|
------  ------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.3 %
------  ------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*          IN
------  ------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Number 748802-10                                         Page 3 of 5 Pages

                                     Schedule 13D

Item 3.  Source and Amount of Funds or other Consideration

In May and June of 1999, Invemed Associates LLC conducted the following open market transactions:

   Date Purchased         No. Shares Purchased          Price Per Share       Total Consideration
   --------------         --------------------          ---------------       -------------------

       May 11                     1,000                     $    14               $ 14,000
       May 12                     1,100                          14                 15,400
       May 13                       250                          14                  3,500
       May 14                     3,000                          14                 42,000
       May 18                     2,000                          14                 28,000
       May 19                     2,000                          14                 28,000
       May 21                       900                          14                 12,600
       May 24                       600                          13.875              8,325
       May 26                     3,348                          13.875             46,453.5
       May 27                     3,600                          13.875             49,950
      June 1                      1,000                          13.9375            13,937.5
      June 2                      1,400                          13.9375            19,512.5
      June 3                      2,500                          13.75              34,375
      June 4                      2,000                          13.75              27,500
      June 11                     2,000                          13.375             26,750
      June 14                     1,350                          13.375             18,056.25
      June 15                     1,500                          13.25              19,875


An aggregate total of $408,234.75 was disbursed as consideration in the aforementioned transactions. All such funds were obtained from the working capital of Invemed Associates LLC.

Item 4. Purpose of Transactions.

        Acquisition of securities of the issuer by Invemed Associates LLC is for investment purposes only. There are no plans or proposals for the acquisition of securities of the issuer other than for investment purposes.

CUSIP Number 748802-10                                         Page 4 of 5 Pages



Item 5.  Interest in Securities of the Issuer.

(a) Kenneth G. Langone beneficially owns 176,048 shares of Quipp, Inc. Common Stock, which is 9.3% of the aggregate total of Quipp, Inc. Common Stock outstanding. Such amount includes 74,948 shares of Quipp, Inc. Common Stock owned by Invemed Associates LLC. Mr. Langone owns 81% of Invemed Associates LLC and is the managing director.

(b) Mr. Langone has sole power to vote or direct the vote of the reported shares of Quipp Common Stock. Mr. Langone has sole power to dispose of or direct the disposition of the reported shares of Quipp Common Stock.

(c) Except as set forth in this amendment, Mr. Langone is not aware, to the best of his knowledge, of any other reportable transactions up to the filing date of this amendment.

CUSIP Number 748802-10                                         Page 5 of 5 Pages
                                       SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                                June 21, 1999
                                                              ------------------
                                                                   (Date)

                                                     /s/ Kenneth G. Langone
                                                     ---------------------------
                                                            (Signature)


                                                         Kenneth G. Langone
                                                     ---------------------------
                                                           (Name/Title)